EFES

RECEIVED

2008 SEP -3 P 12:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File: 082-04144

SUPPL

August 29, 2008

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

08004698

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 1H2008 consolidated financial statements and the consolidated financial statements as of and for the period ending 30.06.2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
SEP 05 2008
THOMSON REUTERS

Very truly yours,

Can Çaka
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 9/4

FOR GENERAL RELEASE TO THE PUBLIC
AUGUST 28th, 2008

RECEIVED

ANADOLU EFES HAS ANNOUNCED ITS CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE SIX MONTHS PERIOD ENDED 30.06.2008

STRONG GROWTH MAINTAINED IN THE SECOND QUARTER

- **Consolidated[1] sales volume (including beer and soft drink volumes) up 11.9% in 1H2008 over 1H2007**
  - **Total beer sales volume at 11.5 million hectoliters ("mhl") in 1H2008; up 12.3%**
  - **Total soft drink sales volume at 242.2 million unit cases ("m u/c"); up 11.2%**
- **Consolidated[1] Net Sales Revenue at YTL1,782.5 million in 1H2008; up 21.7%**
- **Consolidated[1] EBITDA at YTL 458.2 million; up 23.2%**


Consolidated Sales Volume
16.4
18.4
Total 11.9%
Soft Drinks 11.2%
Beer 12.3%
mhl
1H2007
1H2008
Beer
Soft Drinks


Sales Volume Breakdown*
Soft Drinks 37.6%
Turkey Beer 24.0%
International Beer 38.4%

*Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI


Consolidated Net Sales Revenue
million YTL
1,464.2
21.7%
1,782.5
1H2007
1H2008


Sales Revenue Breakdown*
Soft Drinks 29.8%
Turkey Beer 34.1%
International Beer 36.1%

*Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI


Consolidated EBITDA
25.4%
25.7%
million YTL
371.8
23.2%
458.2
1H2007
1H2008


EBITDA Breakdown*
Soft Drinks 20.1%
International Beer 20.8%
Turkey Beer 59.1%

*Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI

[1] *Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI.*

ANADOLU EFES CONSOLIDATED RESULTS

• Having strong volume growth in all business segments during the first half of 2008, Anadolu Efes' consolidated sales volume (including beer and soft drink volumes) was up 11.9% in 1H2008 over the same period of 2007.

• In the first half of 2008 Anadolu Efes' consolidated net sales revenue reached YTL 1,782.5 million, by increasing 21.7% over the previous year. As a result of the local currency price increases in all lines of our business, Anadolu Efes' consolidated revenue growth was ahead of the sales volume increase in the period.

• Anadolu Efes' consolidated gross profit reached YTL 911.7 million, up by 19.7% over the comparable period of previous year. Although gross profit margins of our soft drinks operations and Turkey beer operations expanded year-on-year, gross profit margin of our international beer operations was impacted by rising commodity prices. Consecutively, our consolidated gross profit margin decreased from 52.0% to 51.2% in 1H2008.

• As a result of the drived operational efficiencies, the contraction in gross profit margin was more than offset and Anadolu Efes' consolidated profit from operations increased by 23.3% in 1H2008 and reached YTL 330.1 million, while the profit from operations margin improved slightly to 18.5% from 18.3% in 1H2007.

• Anadolu Efes' consolidated EBITDA increased by 23.2% over the comparable period of previous year and reached YTL 458.2 million with a slight improvement in the EBITDA margin to 25.7% from 25.4% in 1H2007.

• Despite higher financial expenses as a result of increased average indebtedness in international beer operations and our soft drink operations, Anadolu Efes' consolidated net income reached YTL 228.9 million, increasing by 12.1% over the same period of previous year, mainly as a result of improved profitability.

• As of 30.06.2008 Anadolu Efes' consolidated net financial debt was YTL 1.1 billion. The increase in financial indebtedness is mainly due to the increased debt levels in our soft drink operations and our international beer operations.

CONSOLIDATION PRINCIPLES



• The consolidated financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached financial statements in this announcement comprise the audited income statements for the six months ended 30.06.2008 and 30.06.2007 as well as the audited balance sheets as of 30.06.2008 and 31.12.2007. Figures in 2008 and 2007 are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

• CCI, in which Anadolu Efes holds 50.3% stake, is proportionately consolidated in Anadolu Efes' financial results as per Anadolu Efes' shareholding.

BEER GROUP

MANAGEMENT COMMENTARY:

"As Efes Beer Group we are happy to report stronger revenue growth of 23% on top of our strong volume growth of 12% achieved in 1H2008." commented Mr Alejandro Jimenez, President of Efes Beer Group. " We were not only able to keep growth momentum in key markets like Russia, Turkey and Kazakhstan, but also we were able to have over 20% increase in EBITDA for the Beer Group in the first six months of the year. Although we are exposed to the global increase in raw material prices, we were able to more than offset this pressure by economies of scale in our Turkey operations, while mitigating the impact by the drived operational efficiencies in the international markets.

We are focused on increasing our visibility and penetration in the international markets, while in Turkey our primary focus remains to be growing the total consumption."

TURKEY BEER


Sales Volume
3.8
4.4
Total 15.0%
Domestic 15.0%
mhl
1H2007
1H2008
Domestic
Export


Net Sales Revenue
million YTL
488.9
24.5%
608.5
1H2007
1H2008

•In the first half of 2008 the domestic sales volume of our Turkey beer operations increased by 15.0% over the comparable period of previous year and reached 4.1 mhl. Including the export volumes, which also increased by 15.3% year-on-year over the comparable period of previous year, our total sales volume in Turkey reached 4.4 mhl, 15.0% above the same period of 2007.

•Strong volume growth momentum continued in the second quarter of the year as a result of the increased tourism activity, the dynamic performance of our initiatives towards further development of off-premise outlets and effective marketing activities in the period, as well as the continuing effect of Government's introduction of tag application for the alcoholic drinks sector in order to prevent contraband products. Second quarter domestic sales volume growth was 10.1% year-on-year, despite the stronger base of the second quarter of 2007 versus the first quarter.

•In the first half of 2008 net sales revenue of our Turkey beer operations reached YTL 608.5 million by growing 24.5% over the same period of 2007. Revenue growth ahead of volume growth was achieved through price increases. Consecutively, our average net sales price increased to YTL 1.38 from YTL 1,27 in 1H2007.

• Our gross profit in Turkey increased by 26.7% to YTL 417.1 million in 1H2008, indicating a gross profit margin of 68.5% with 123 bps improvement compared to 1H2007.

TURKEY BEER


EBITDA
46.8%
45.0%
29.3%
284.7
220.2
million YTL
1H2007
1H2008
Margin

•Savings due to economies of scale in 2008 has let to a decline in operating expenses as a percentage of net sales revenue, from 32.4% to 30.1% in 1H2008, and consecutively improving our profit from operations margin to 38.4% from 34.9% in 1H2007.

•In the first six months of 2008, our Turkey beer operations delivered an EBITDA of YTL 284.7 million, indicating a growth of 29.3% over the same period of 2007. The EBITDA margin improvement to 46.8% in 1H2008 from 45.0% a year ago was due to the factors discussed above.

•In 1H2008 our Turkey beer operations recorded a net income of YTL 190.1 million by growing 22.0% year on year, in addition to the improvement in operating profitability, the decrease in financial expenses as a result of lower average indebtedness, also positively impacted net income growth in the period.

•As of 30.06.2008 our Turkey beer operations has a net financial debt of YTL 3.5 million.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)

• Our international beer operations are conducted by Efes Breweries International N.V.("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70.2% subsidiary of Anadolu Efes. As of end of 1H2008 EBI ran its operations through 12 breweries and 4 malteries in 5 countries.


Consolidated Sales Volume Development
mhl
10.7%
7.1
6.4
1H2007
1H2008


Geographical Breakdown of Sales Volume
Serbia
2,7%
Georgia*
3,9%
Moldova
5,6%
Kazakhstan
9,7%
Russia

*Consolidated in EBI starting from March 2008

• In the first six months of 2008 EBI's total sales volume increased to 7.1 mhl, by growing 10.7% over the same period of previous year. Sales volume growth on an organic basis (by excluding the sales volume of JSC Lomisi in Georgia, which EBI acquired in February 2008 and started full consolidation starting from March 2008 inclusive and the sales volume of "Viva" and "Real" soft drink brands in Moldova, which were sold to The Coca-Cola Company in February 2007) was 8.5% in the period. In the second quarter of 2008 sales volume growth year on year was 10.0%.

•EBI's sales volume growth was driven especially by strong performances in Russia and Kazakhstan, where the year on year increase in sales volumes were 12.0% and 14.5%, respectively.

•EBI increased its consolidated net sales revenue to US$ 523.9 million, up by 36.2% in 1H2008 over the same period of previous year. Excluding the net sales revenue of Georgian acquisition, organic net sales revenue growth was 31.4% in 1H2008.

• Net sales revenue growth was significantly ahead of the volume growth in the period, mainly due to local currency price increases, positive brand mix and strengthening of local currencies versus USD, EBI's reporting currency.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)-cont'd.


Consolidated Net Sales Revenue Development
million USD
384.7
36.2%
523.9
1H2007
1H2008


Geographical Breakdown of Net Sales Revenue
Georgia*
3.5%
Russia
Serbia
2.4%
Moldova
5.0%
Kazakhstan
12.3%
*Consolidated in EBI starting from March 2008


Consolidated EBITDA Development
18.6%
15.6%
million USD
71.7
13.8%
81.6
1H2007
1H2008


EBITDA Breakdown
Russia
Kazakhstan
Others*
0,6%
Georgia**
6,5%
* Others include Serbia, Moldova
** Georgia is consolidated in EBI starting from March 2008

•In 1H2008 rising raw material prices continued to have a negative impact on our cost base. Combined with the foreign currency impact as a result of strengthening of local currencies against USD, EBI's consolidated cost of sales per hectoliter increased 35.4% year on year. Although certain part of this increase was offset by the increase in net sales prices and increased share of higher value added brands in our portfolio in major markets, our gross profit margin in 1H2008 contracted to 41.6%.

•Despite the increase in transportation and labor expenses, EBI's consolidated operating expenses as a percentage of net sales revenue decreased by 109 basis points in 1H2008 compared to 2007, mainly due to the positive effect of the income generated from the sale of our soft drink brands in Moldova which were recorded under "net other income/expense". Excluding "net other income/expense" from 1H2007, the decrease in operating expenses as a percentage of net sales revenue was 216 basis points in 1H2008.

•EBI's consolidated profit from operations was US$ 29.9 million, with a margin of 5.7% compared to 10.0% in 1H2007. The contraction in the gross profit margin was mitigated by the derived operational efficiencies in the first six months of 2008.

•In 1H2008 EBI's consolidated EBITDA grew by 13.8% over the comparable period of previous year and reached US$ 81.6 million. EBITDA margin was 15.6%, compared to 18.6% in 1H2007.

•In 1H2008 EBI recorded net profit of US$ 8.0 million versus a net profit of US$ 17.4 million in the comparable period of previous year. The decrease in net profit is primarily due to lower operating income in the period and higher financial expenses as a result of increased average indebtedness in 1H2008 over the same period of previous year.

•As of 30.06.2008 EBI's consolidated net financial indebtedness was US$ 630.2 million versus US$487.5 million as of 31.12.2007. The increase in financial indebtedness is mainly attributable to the capital expenditure requirement of US$121.3 million, including the capacity increase to support the volume growth in Kazakhstan as well as the increased working capital, primarily due to increased inventory, impacted by higher commodity prices.

Net financial indebtedness also increased as a result of the funding of the acquisition of the leading brewer in Georgia (Lomisi Ltd.) in the period.

BEER GROUP- OUTLOOK FOR 2008:

In Turkey, revenue growth is expected to be ahead of the volume growth, at mid to high teens level, while EBITDA is expected to grow inline with the net sales revenue, thereby delivering roughly flat EBITDA margin compared to previous year.

Due to the adverse macro-economic conditions in our international markets and the increase in food inflation ahead of the consumer prices, we are cautiously optimistic about the overall consumption growth in our operating territories. However we remain committed to outperforming the growth of our operating markets, thereby keeping the momentum of our top line and to delivering EBITDA growth in the second half of the year.

SOFT DRINK GROUP

•Anadolu Efes' soft drink operations are run by Coca-Cola İçecek A.Ş. ("CCI"). CCI produces, sells and distributes sparkling and still beverages, primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has a 33.3% interest in Turkmenistan Coca-Cola Bottlers Ltd., the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to joint venture agreements that have the exclusive distribution rights for brands of The Coca-Cola Company in Iraq and Syria and has the option to become the sole Coca-Cola bottler in Iraq and Syria. Anadolu Efes is the largest shareholder of CCI with 50.3% stake.

MANAGEMENT COMMENTARY:

"I am delighted to report yet another quarter of healthy growth despite the tightening economic climate across Central Asia." commented Mr. Michael O'Neill, President of Efes Soft Drink Group. "First half volume is up 11% and net sales reached YTL 1.056 million, up by 18%. In the first half of 2008, our revenues grew ahead of volume and EBITDA growth exceeded that of revenues. We have also improved margins in the first half of 2008 by continuously focusing on diligent execution in all our markets, balancing our product portfolio, pricing and discount decisions. Our business in Turkey performed very well in the second quarter with a solid volume increase of 9% to 120 million unit cases. Despite unfavorable weather conditions across Central Asia and the continued economic woes, mainly in Kazakhstan, we managed to increase international volume by 11% to 31 million unit cases. As for the second half of the year, the macroeconomic climate around the world is still fragile and raw material price pressures are intense. We are closely monitoring these developments but remain focused on the fundamentals of our day to day business. I am pleased to report that we expect to close the Pakistan and Doğadan acquisitions in the third quarter. I believe CCI delivered good operating results in the second quarter and I look forward to reporting continued success going forward."

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)

Consolidated Sales Volume


mu/c
11.2%
217.9
1H2007
1H2008

Sales Volume Breakdown*


International
Turkey
80.2%

*On a combined basis

Consolidated Net Sales Revenue


million YTL
18.4%
891.6
1,055.5
1H2007
1H2008

• In 1H2008 consolidated sales volume of CCI increased to 242.2 million unit cases by growing 11.2% year on year.

• Sales volume in Turkey increased by 11.6% to 194.6 million unit cases in 1H08. 2008 started with an exceptionally high growth rate of 16.3% in the first quarter driven by the launch of Coca-Cola Zero in February, the VAT reduction in January which resulted in decreasing retail stock levels in 4Q07 and low base effect of 1Q07. Volume growth normalised in 2Q08, yet we were able to deliver double digit growth in the first six months of 2008.

• Sales volume in international operations increased by 9.7% to 47.9 million unit cases in 1H08. Although growth rates in Central Asia Region continued to be softer in 2Q08 compared to previous year, the Middle East Region performed very strongly.

•CCI's consolidated net sales revenue in 1H2008 increased by 18.4% to YTL1,055.5 million in 1H08. CCI continued to achieve improvement in net sales above volume growth, driven mainly by effective revenue growth management.

• In Turkey net sales revenue increased by 21.0%, to YTL890.2 million in 1H08. Net sales increase was above the volume growth mainly due to price increases, effective discount management and improved package and channel execution.

• In international markets net sales revenue increased by 18.8%, to US$ 136.4 million in 1H08. Net sales increase is primarily attributable to volume growth and price increases in local currencies and improved package mix.

•Cost of sales as a percentage of net sales decreased from 59.0% to 57.7% thus, leading to an improvement in the gross profit margin from 41.0% in 1H07 to 42.3% in 1H08.

• In Turkey CCI benefited from strong sales volume growth, improved net sales, lower input costs due to appreciation of YTL, and reduced overhead expenses as a percentage of net sales due to economies of scale. Cost of goods sold per unit case increased by 5.5% versus 8.5% increase in net sales revenue per unit case resulting in gross profit margin expansions by 160bps reaching 44.4% in 1H08 from 42.8% in the previous year.

•In international markets gross profit margin declined from 32.3% to 30.6%, mainly due to higher manufacturing expenses in Kazakhstan.

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)-cont'd.


Consolidated EBITDA
17.1%
18.2%
26.5%
million YTL
152.1
192.4
1H2007
1H2008

•Consolidated Earnings Before Interest and Taxes (EBIT) increased by 28.5% to YTL 135.6 million in 1H08. Mainly due to the gross profit margin improvement, EBIT margin increased by 101 bps reaching 12.9% in 1H08 from 11.8% in the previous year.

•In Turkey operating expenses in total increased less than net sales resulting in operating margin improvement by 213 bps. On the other hand, distribution expenses increased more than net sales as a result of the increased oil prices by approximately 22%, which was partially offset by improvements in logistics efficiencies. Increase in marketing expenses was mainly due to the consumer related activities including the Coke Zero launch and EuroCup 2008 activities. As a result, EBIT in Turkey increased by 43.4%, to YTL121.7 million, leading to an EBIT margin of 13.7%.

•In the international markets EBIT decreased by 19.5%, to US$11.0 million, leading to an EBIT margin of 8.1%. Overall operating expenses of international operations increased by 35.1% versus prior year, mainly due to increase in personnel expenses and increase in delivery expenses as a result of the higher oil prices. Furthermore, Syrian operation was not part of a pro-rata consolidation until the end of April 2007 and both Syrian and Iraqi operations were at start-up phases in 2007, whereby expense bases in 2007 were lower.

•CCI's consolidated EBITDA improved by 26.5%, reaching YTL192.4 million, while EBITDA margin expanded by 117 bps reaching 18.2%.

- •In Turkey EBITDA increased by 36.1% to YTL 168.1 million in 1H08 with an improvement in EBITDA margin by 209 basis points to 18.9%.
- • In the international markets EBITDA increased by 1.3% reaching US$ 19.8million with 250 basis points margin contraction to 14.5%.

• Better operating profitability in 2Q08 over 1Q08, driven mainly by seasonal factors, as well as lower foreign exchange rates, CCI's net income significantly improved from a loss of YTL18.3 million in 1Q08 to a net income of YTL76.9 million in 1H08. Net income increased by 19.3% compared to the same period of last year. As of 30.06.2008, CCI had a consolidated net financial debt of YTL 670.6 million.

OUTLOOK FOR 2008:

"In the first half of 2008, Turkey operations performed well whereas International operations' results lagged behind guidance. The softness in International operations is due to weaker results in Central Asia primarily related to Kazakhstan. Due to the slow down of the economy and the tightness in liquidity, recovery in Kazakhstan is taking longer than expected. We will be cycling a very strong third quarter both in Turkey and in International operations. We still maintain our volume guidance for Turkey but we expect international operations volume to be in the range of low to mid teens in 2008. Our mid term guidance of;

- Turkey Volume – High Single Digit to Low Double Digit
- International Volume – High Teens to Low Twenties
- Net Revenue Growth exceeding Sales Volume Growth
- EBITDA Growth exceeding Net Revenue Growth is maintained.

2008 performance will continue to be supported by: effective revenue growth management and the roll-out of best practices, continued product and packaging innovation, and strong route-to-market execution. We forecast higher commodity prices in 2008 especially for cans, resin and sweetener but management believes that pricing realization in line with plans will enable us to deliver another year of strong results. We plan to invest around 10% of net sales towards increasing our production capacity, expanding our cooler base and infrastructure to meet the continuing growth opportunities. 10 new production lines will be added in 2008, including 2 production lines at our new plant in Iraq, and over 50,000 coolers will be placed across all operations."

ABOUT ANADOLU EFES

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI"), that manages international beer operations, and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI"), that manages the soft drink business in Turkey and international markets.

• The Group currently operates in 13 countries with 17 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 35.9 million hectoliters, malting capacity of 236,500 tonnes and Coca-Cola bottling capacity of 670 million unit cases per year.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Can Çaka
(Chief Financial Officer)
tel: 90 216 586 80 53
facsimile: 90 216 389 58 63
e-mail: can.caka@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil Özgüneş
(Investor Relations Manager)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

Ms. Ayşe Dirik
(Investor Relations Supervisor)
tel: 90 216 586 8002
facsimile: 90 216 389 58 63
e-mail: ayse.dirik@efespilsen.com.tr

ANADOLU EFES

Consolidated Income Statements For the Six-Month Period Ended 30.06.2008 and 30.06.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/6	2008/6
SALES VOLUME (million hectolitre)	16,4	18,4
NET SALES	1.464,2	1.782,5
Cost of Sales (-)	(702,3)	(870,7)
GROSS PROFIT	761,9	911,7
Marketting, Selling and Distribution Expenses (-)	(362,0)	(431,2)
General and Administration Expenses (-)	(127,9)	(148,1)
Other Operating Income	12,6	16,6
Other Operating Expense (-)	(16,8)	(18,9)
PROFIT FROM OPERATIONS	267,8	330,1
Gain/ (Loss) from Associates	(0,2)	0,0
Financial Income	85,0	71,1
Financial Expense (-)	(90,0)	(103,9)
CONTINUING OPERATIONS PROFIT BEFORE TAX	262,7	297,3
Provision for Taxes (-)	(58,5)	(68,4)
NET INCOME	204,2	228,9
Attributable to:		
Minority Interest	8,0	3,0
Net Income attributable to Shareholders	196,2	226,0
EBITDA	371,8	458,2

Note 1: CCI's consoliated results are proportionately consolidated in Anadolu Efes' financial results as per its 50.3% shareholding.

Note 2: EBITDA comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

ANADOLU EFES

Consolidated Balance Sheets as of 30.06.2008 and 31.12.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/12	2008/6
Cash & Cash Equivalents	303,4	503,8
Investment in Securities	4,1	3,1
Trade Receivables	344,8	646,4
Due from Related Parties	7,8	2,6
Other Receivables	6,4	5,6
Inventories	391,2	526,2
Other Current Assets	116,4	147,5
Total Current Assets	**1.174,0**	**1.835,1**
Other Receivables	0,6	0,8
Investments in Securities	44,7	29,1
Investments in Associates	0,8	0,8
Goodwill	815,8	970,0
Property, Plant and Equipment	1.570,2	1.833,4
Intangible Assets	228,6	250,2
Deferred Tax Assets	16,8	14,7
Other Non-Current Assets	43,1	41,6
Total Non-Current Assets	**2.720,5**	**3.140,6**
Total Assets	**3.894,5**	**4.975,7**

	2007/12	2008/6
Short-term Borrowings	456,1	502,3
Trade Payables	165,7	260,7
Due to Related Parties	17,0	14,9
Other Payables	159,0	245,9
Provision for Corporate Tax	17,1	45,0
Provision for Employee Benefits	15,2	27,5
Other Liabilities	172,7	219,0
Total Current Liabilities	**1.002,9**	**1.315,3**
Long-term Borrowings	602,3	1111,6
Other Payables	84,5	100,6
Provision for Employee Benefits	25,6	27,0
Deferred Tax Liability	34,2	34,2
Other Liabilities	6,1	16,1
Total Non-Current Liabilities	**752,6**	**1.289,5**
Minority Interest	317,4	361,2
Total Equity	**1.821,6**	**2.009,7**
Total Liabilities and Shareholders' Equity	**3.894,5**	**4.975,7**

Note 1: CCI's consolidated financial results are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50.3% shareholding in CCI.

Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value and classified as "Investment in Securities" in Non-Current Assets part of the balance sheet.

TURKEY BEER OPERATIONS

Consolidated Income Statements For the Six-Month Period Ended 30.06.2008 and 30.06.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/6	2008/6
Sales Volume (million hectolitres)	3,8	4,4
NET SALES	488,9	608,5
GROSS PROFIT	329,1	417,1
PROFIT FROM OPERATIONS	170,5	233,8
Financial Income / Expense	21,3	2,7
CONTINUING OPERATIONS PROFIT BEFORE TAX	191,8	236,5
Provision for Taxes	(35,9)	(46,4)
NET INCOME	155,8	190,1
EBITDA	220,2	284,7

Note : EBITDA comprises of Profit from Operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

TURKEY BEER OPERATIONS

Highlighted Balance Sheet Items as of 30.06.2008 and 31.12.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/12	2008/6
Cash, Cash equivalents and investment in securities	159,8	220,0
Trade Receivables	161,5	335,2
Inventories	90,3	85,5
Other Assets	28,0	20,6
Total Current Assets	439,6	661,4
Investments	1.248,8	1.233,1
Property, Plant and Equipment	301,5	324,3
Other Assets	19,0	27,1
Total Non-Current Assets	1.569,3	1.584,5
Total Assets	2.009,0	2.245,9
Trade Payables	45,3	68,7
Other Liabilities	121,1	213,1
Short-term Borrowings	109,0	162,3
Total Current Liabilities	275,5	444,1
Long-term Borrowings	58,2	61,2
Other Liabilities	115,0	137,1
Total Non-Current Liabilities	173,2	198,3
Minority Interest	-	-
Shareholders' Equity	1.560,3	1.603,5
Total Liabilities and Shareholders' Equity	2.009,0	2.245,9

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

INTERNATIONAL BEER OPERATIONS (EBI)

Consolidated Income Statements For the Six-Month Period Ended 30.06.2008 and 30.06.2007
Prepared In Accordance with IFRS
(million USD)

	2007/6	2008/6
Volume (million hectoliters)	6,4	7,1
NET SALES	384,7	523,9
GROSS PROFIT	180,6	217,9
PROFIT FROM OPERATIONS	38,4	29,9
Financial Income / (Expense)	(12,8)	(13,2)
PROFIT BEFORE TAX	25,6	16,7
Provision for Taxes	(8,2)	(8,9)
PROFIT AFTER TAX	17,4	7,8
Attributable to		
Minority Interest	0,1	(0,2)
Net Income attributable to Shareholders	17,4	8,0
NET PROFIT	17,4	7,8
EBITDA	71,7	81,6

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.

Note 2: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)

Highlighted Balance Sheet Items as of 30.06.2008 and 31.12.2007
Prepared In Accordance with IFRS
(million USD)

	31.12.2007	30.06.2008
Cash and Cash Equivalents and Investments in Securities	58,5	184,2
Trade Receivables	88,1	113,3
Inventories	188,0	237,2
Other Current Assets	68,0	62,9
Total Current Assets	402,7	597,7
Property, Plant and Equipment	726,5	848,8
Intangible Assets (including goodwill)	536,9	642,4
Other Non-Current Assets	18,3	15,1
Total Non-Current Assets	1.281,7	1.506,3
Total Assets	1.684,4	2.104,0
Trade and Other Payables	254,1	319,4
Short-term Borrowings (net) (including current portion of long-term debt and lease obligations)	203,4	225,8
Total Current Liabilities	457,6	545,2
Long-term Borrowings (net) (including lease obligations)	342,6	588,6
Other Non-Current Liabilities	11,3	15,1
Total Non-Current Liabilities	353,9	603,7
Minority Interests	9,6	10,1
Shareholders' Equity	873,0	955,1
Total Liabilities and Shareholders' Equity	1.684,4	2.104,0

Note 1: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

SOFT DRINK OPERATIONS (CCI)

Consolidated Income Statements For the Six-Month Period Ended 30.06.2008 and 30.06.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/6	2008/6
Sales Volume(million Unit Case)	**217,9**	**242,2**
Sales (net)	891,6	1.055,5
Cost of Sales	(525,9)	(609,3)
GROSS PROFIT	**365,7**	**446,2**
Operating Expenses	(253,2)	(316,8)
Other Operating Income / (Expense) (net)	(7,0)	6,2
PROFIT FROM OPERATIONS	**105,5**	**135,6**
Gain / (Loss) from Associates	(0,3)	0,1
Financial Income / (Expense) (net)	(16,7)	(36,2)
CONTINUING OPERATIONS PROFIT BEFORE TAX	**88,5**	**99,5**
Provision for Taxes	(22,5)	(22,0)
NET INCOME / (LOSS)	**66,0**	**77,5**
Attributable to,	-	
Minority Interest	(1,5)	(0,6)
Net Income attributable to Shareholders	64,5	76,9
EBITDA	**152,1**	**192,4**

Note 1: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 2: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)

Highlighted Balance Sheet Items as of 30.06.2008 and 31.12.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2007	30.06.2008
Cash and Cash Equivalents	141,4	108,2
Investments in Securities	6,4	4,7
Trade Receivables and Due from Related Parties (net)	156,0	336,0
Inventory (net)	162,1	299,4
Other Receivables	,6	1,0
Other Current Assets	66,8	124,8
Total Current Assets	**533,2**	**874,2**
Investment in Associate	1,5	1,7
Property, Plant and Equipment	838,8	933,7
Intangible Assets (including goodwill)	258,2	288,5
Deffered Tax Assets	1,3	6,0
Other Non- Current Assets	44,0	30,3
Total Non-current Assets	**1.143,9**	**1.260,0**
Total Assets	**1.677,1**	**2.134,2**
Short-term Borrowings	219,3	126,7
Trade Payables and Due to Related Parties (net)	123,4	175,2
Other Payables	49,6	74,7
Provision for Corporate Tax	4,8	23,2
Other Current Liabilities	14,1	32,2
Other Liabilities	8,6	20,9
Total Current Liabilities	**419,7**	**452,9**
Long-term Borrowings	288,5	656,8
Provisions	20,0	22,5
Deffered Tax Liabilities	24,3	21,9
Total Non-Current Liabilities	**332,9**	**701,2**
Shareholders' Equity	**911,0**	**971,2**
Minority Interest	13,4	8,9
Total Liabilities and Shareholders' Equity	**1.677,1**	**2.134,2**

Note 1: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

END